February 18, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporate Finance Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549

Attn:	Jonathan Burr
Pamela Howell

Re:	Soaring Eagle Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1
Filed February 11, 2021
File No. 333-251661

Ladies and Gentlemen:

On behalf of our client, Soaring Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-1 filed on February 11, 2021 (the “Registration Statement”), contained in the Staff’s letter dated February 17, 2021 (the “Comment Letter”).

Each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 filed February 11, 2021

General

1.	We note that you have entered into forward purchase agreements with certain institutional investors. Please identify the forward purchasers.

Response: As set forth in Appendix A hereto, we will identify the forward purchasers in an amendment to the Registration Statement.

2.

We note that the maximum amount of the forward purchaser’s commitment will be equal to the total price paid for units by the forward purchaser in this offering. Please tell us whether there are any indications of interest. If so, please disclose.

Response: As set forth in Appendix A hereto, we will include the language below in an amendment to the Registration Statement:

United States Securities and Exchange Commission

February 18, 2021

“Each of the forward purchasers has indicated to us an interest to purchase up to 9.9% of the units sold in this offering (excluding any units sold pursuant to the exercise of the underwriters’ over-allotment option) at the public offering price. However, indications of interest are not binding agreements or commitments to purchase and the forward purchasers may decide not to purchase any units in this offering. In addition, the underwriters could determine to sell fewer units to each forward purchaser than it indicated an interest in purchasing or could determine not to sell any units to each forward purchaser.”

3.

We note that the forward purchase agreement is based off a minimum and maximum formula. It appears that depending on the gross proceeds from any private placement in connection with your initial business combination and the amount of units that the forward purchaser purchases in this offering, the minimum aggregate number of forward purchase shares could exceed the maximum. Please provide more detail around the calculation of the amount of forward purchase shares including a discussion of what will occur if the maximum amount of forward purchase shares is less than the minimum.

Response: As set forth in Appendix A hereto, we will include the language below in an amendment to the Registration Statement in order to provide more detail on the calculation of the amount of forward purchase shares:

“If each of the forward purchasers accepts such offer, it will commit to purchase at least a minimum aggregate number of forward purchase shares at $10.00 per share equal to the lesser of (i) 10% of the gross proceeds from any private placement that we may close in connection with our initial business combination and (ii) the total price paid by such forward purchaser for its purchase of any units in this offering (the “minimum aggregate amount”) and up to a maximum aggregate amount equal to the total price paid by such forward purchaser for its purchase of any units in this offering (the “maximum aggregate amount”).”

If you have any questions related to this letter, please do not hesitate to contact Joel Rubinstein at (212) 819-7642, Jonathan Rochwarger at (212) 819-7643 or Daniel Nussen at (213) 620-7796 of White & Case LLP.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc: Eli Baker, Chief Financial Officer, Soaring Eagle Acquisition Corp.

United States Securities and Exchange Commission

February 18, 2021

Appendix A

We have entered into forward purchase agreements pursuant to which we may elect, in our sole discretion, to offer ~~certain institutional investors~~[            ], [            ] and [            ] (“the forward purchasers”) the opportunity to purchase Class A ordinary shares (the “forward purchase shares”) in connection with our initial business combination. If each of the forward purchasers accepts such offer, it will commit to purchase at least a minimum aggregate number of forward purchase shares at $10.00 per share equal to the lesser of (i) 10% of the gross proceeds from any private placement that we may close in connection with our initial business combination (ii) the total price paid by such forward purchaser for its purchase of any units in this offering (the “minimum aggregate amount”) and up to a maximum aggregate amount equal to the total price paid by such forward purchaser for its purchase of any units in this offering (the “maximum aggregate amount”). Each forward purchase agreement is subject to conditions, including each forward purchaser specifying the amount of shares between the minimum aggregate amount and maximum aggregate amount (the “specified amount”) it wishes to purchase after we notify such forward purchaser of our intention to offer it the opportunity to purchase forward purchase shares. We may specify, in our sole discretion and at any time prior to or after such forward purchaser has indicated its specified amount, an amount below the specified amount that we are willing to sell to such forward purchaser. Such forward purchaser may choose to accept or reject our offer to purchase the forward purchase shares in its sole discretion. The forward purchase shares will be identical to the Class A ordinary shares included in the units being sold in this offering, except the forward purchase shares will be subject to transfer restrictions and certain registration rights. The proceeds from the sale of these forward purchase shares, together with the amounts available to us from the trust account (after giving effect to any redemptions of public shares) and any other equity or debt financing obtained by us in connection with the business combination, may be used to satisfy the cash requirements of the business combination, including funding the purchase price and paying expenses and retaining specified amounts to be used by the post-business combination company for working capital or other purposes.

Each of the forward purchasers has indicated to us an interest to purchase up to 9.9% of the units sold in this offering (excluding any units sold pursuant to the exercise of the underwriters’ over allotment option) at the public offering price. However, indications of interest are not binding agreements or commitments to purchase and the forward purchasers may decide not to purchase any units in this offering. In addition, the underwriters could determine to sell fewer units to each forward purchaser than it indicated an interest in purchasing or could determine not to sell any units to each forward purchaser.

Our initial shareholders, which include our sponsor, currently own an aggregate of 43,125,000 Class B ordinary shares, up to 5,625,000 of which will be surrendered to us for no consideration after the closing of this offering depending on the extent to which the underwriters’ over- allotment option is exercised, which will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination on a one-for-one basis, subject to the adjustments described herein. Prior to the closing of our initial business combination, only holders of our Class B ordinary shares will be entitled to vote on the appointment and removal of directors or continuing the company in a jurisdiction outside the Cayman Islands. On any other matters submitted to a vote of our shareholders prior to or in connection with the completion of our initial business combination, holders of the Class B ordinary shares and holders of the Class A ordinary shares will vote together as a single class, except as required by law.

Currently, there is no public market for our units, Class A ordinary shares or warrants. We have applied to have our units listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “SRNGU.” We expect that our units will be listed on Nasdaq on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on Nasdaq. We expect the Class A ordinary shares and warrants comprising the units to begin separate trading on the 52nd day following the date of this prospectus unless Goldman Sachs & Co. LLC, the representative of the underwriters, informs us of its decision to allow earlier separate trading, subject to our satisfaction of certain conditions as described further herein. Once the securities comprising the units begin separate trading, we expect that the Class A ordinary shares and warrants will be listed on Nasdaq under the symbols “SRNG” and “SRNGW” respectively.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 39 for a discussion of information that should be considered in connection with an investment in our securities. Investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$1,500,000,000
Underwriting discounts and commissions(1)	$0.50	$75,000,000
Proceeds, before expenses, to us	$9.50	$1,425,000,000

(1)

Includes $0.15 per unit, or $22,500,000 in the aggregate (or $25,875,000 if the underwriters’ over-allotment option is exercised in full), payable to the underwriters upon the closing of this offering. Also includes $0.35 per unit, or $52,500,000 in the aggregate (or up to $60,375,000 in the aggregate if the underwriters’ over-allotment option is exercised in full) payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States and released to the underwriters only upon the completion of an initial business combination. See also “Underwriting” for a description of compensation and other items of value payable to the underwriters.

Of the proceeds we receive from this offering and the sale of the private placement warrants described in this prospectus, $1,500,000,000, or $1,725,000,000 if the underwriters’ over-allotment option is exercised in full ($10.00 per unit in either case), will be deposited into a trust account located in the United States with Continental Stock Transfer & Trust Company acting as trustee, after deducting $22,500,000 in underwriting discounts and commissions payable upon the closing of this offering (or $25,875,000 if the underwriters’ over-allotment option is exercised in full) and an aggregate of $3,000,000 to pay fees and expenses in connection with the closing of this offering and for working capital following the closing of this offering.

The underwriters are offering the units for sale on a firm commitment basis. The underwriters expect to deliver the units to the purchasers on or about                  , 2021.

Sole Book-Running Manager

Goldman Sachs & Co. LLC

                    , 2021